PricewaterhouseCoopers LLP
Chartered Accountants
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Vancouver, British Columbia
Canada V6C 3S7
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Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of Alexco Resource Corp. (“the Company”) of our auditors’ report dated September 28, 2009 on the consolidated balance sheets of the Company as at June 30, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the two year period ended June 30, 2009 and the effectiveness of internal control over financial reporting of the Company as of June 30, 2009.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia, Canada
September 28, 2009

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